ASTRIS ENERGI INC.
Instrument of Proxy
for the
Annual and Special Meeting of Shareholders
July 10, 2007
The undersigned shareholder of Astris Energi Inc. (the “Corporation”) appoints Michael Liik, Director of the Corporation, or, failing him, Arthur Laudenslager, Director or instead of either of the foregoing, _______________________________, as proxyholder with full power of substitution, to attend and vote on behalf of the undersigned at the Annual and Special Meeting (the “Meeting”), to be held on July 10, 2007, and at any adjournment with the same powers as if the undersigned were present at the Meeting with authority to vote at the proxyholder’s discretion, except as otherwise specified below. Without limiting the general powers conferred, the undersigned directs the proxyholder to vote the shares in the following manner:

1.
FOR or WITHHELD (and, if no specification is made, FOR) the election of the proposed directors of the Corporation set out in the Management Information Circular dated June 11, 2007 (the "Information Circular"), as more particularly described in the Information Circular;

2.	FOR or WITHHELD (and, if no specification is made, FOR) the appointment of Danziger and Hochman, Chartered Accountants, as auditors and to authorize the directors to fix their remuneration.

3.
FOR or AGAINST (and, if no specification is made, FOR) a special resolution, the full text of which is set forth in Schedule A to the Information Circular approving the sale by the Corporation of all or substantially all of its assets to MKU Canada Inc. upon the terms and conditions set forth in the asset purchase agreement dated June 5, 2007 among the Corporation, 2062540 Ontario, Inc. and MKU Canada Inc. and changing the name of the Corporation to Carthew Bay Technologies Inc. and the address of the registered office of the Corporation to BCE

Place, 181 Bay St., Suite 2500, Toronto, Ontario, Canada, as more particularly described in the Information Circular;

4.
FOR or AGAINST (and, if no specification is made, FOR) an ordinary resolution, the full text of which is set forth in Schedule Schedule C to the Information Circular fixing the salaries paid by the Corporation, as more particularly described in the Information Circular;

5.
FOR or AGAINST (and, if no specification is made, FOR) an ordinary resolution, the full text of which is set forth in Schedule Schedule D to the Information Circular amending the Corporation’s 2005 stock option plan, as more particularly described in the Information Circular; and

6.
At the discretion of the proxyholder, upon any amendments of the above matters or any other matter that may be properly brought before the Meeting or any adjournment, in the proxyholder’s sole judgment, may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT. THE SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED AND, WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED ABOVE, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER’S APPOINTEE SHOULD BE PRINTED IN THE BLANK SPACE PROVIDED.

The undersigned hereby revokes any proxies heretofore given.

DATED this _____________day of ________________, 2007

______________________________________________
(Signature of Shareholder)

______________________________________________
Name of Shareholder (PLEASE PRINT)

_________________________
(Number of Shares Voted)
Notes:

1.	If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.	This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3.	Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.
This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the Corporation, EQUITY TRANSFER & TRUST COMPANY, 200 University Avenue SUITE 400, TORONTO, ONTARIO, M5H 4H1, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the Meeting, or any adjournment thereof.

5.
A proxy is valid only at the meeting in respect of which it is given or any adjournments(s) of that meeting provided, however, the Chairman of the meeting may at his discretion accept proxies received after this time up to and including the time of the Meeting, or any adjournment thereof.